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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 200 6

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact:

Avigdor Luttinger
VP Marketing and Corporate Strategy
Magic Software Enterprises
(949) 250-1718 X299

Press_relations@magicsoftware.com

Magic Software Announces The Release of eDeveloper V10

Initial shipping to start March 30 to Ramp-up Customers

Cebit, Germany  (March 13, 2006) -- Magic Software Enterprises Ltd. (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today that it would start shipping eDeveloper V10, its ground breaking Composite Application development and deployment Framework on March 30. The new version would become generally available on June 30th, 2006.

eDeveloper V10 delivers industry-leading composite applications capability, XML based repository and rules engine, enhanced application development, version control and debugging features, all of which assist in developing solutions in the most robust and rapid metadata driven application development and deployment environment ever.

The release of V10 will begin with a Ramp-up program (controlled release). This program is scheduled to run from March 30th, 2006 to June 30th, 2006. The Ramp-up program is offered to a selection of representative customers and provides them with hands-on support during the porting of their applications to the new version. The Ramp-Up Program follows 9 months of extensive testing within the eDeveloper Beta Program.

“eDeveloper has pioneered the concepts of metadata driven application development and deployment, which are presently recognized and the foundation for Service Oriented Architectures (SOA) and Composite Applications." said Avikam Perry, CTO and vice president of Research and Development at Magic Software. "V10 was designed to incorporate the latest standards in Metadata and Service Governance and provides full support for both Service Oriented and Event Driven application paradigms. We have excellent feedback from our customers as well as from external experts, and we remain faithful to our long term policy offering seamless upgrade path to our vast user community" he added.

David Assia, Chairman and acting CEO of Magic Software Enterprises added “ Magic eDeveloper V10, is one of the most significant products ever launched by Magic since its inception. eDeveloper V10 is at the forefront of the new technology wave of Integrated Service Environments. It leverages magic’s incredible experience in application development and metadata, delivering state of the art technology to enable the company to lead the world in this market.”

About Magic Software Enterprises

Magic Software provides a Service Oriented Platform (Application Integration, Business Process Management and Composite Applications) to rapidly develop, change and deploy solutions integrated with existing and legacy systems. Magic Software enables enterprises to increase their agility and rapidly adapt to business changes, by aligning their IT with their business operations, accelerating the evolution to a Service Oriented Architecture through Application Integration and Business Process Management. Our customers develop and deploy applications that are rapidly customized and integrated with existing and legacy systems. Our products are built on 20 years of R&D and customer experience, leading the industry in Composite Application Development. Magic technology, products and professional services are available through a global network of subsidiaries, distributors and over 2500 Magic Solutions Partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company's North American subsidiary is located at 23046 Avenida de la Carlota Suite 300 Laguna Hills, CA 92653, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

Chairman

Date: March 13, 2006